UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Jeffs’ Brands Ltd (the “Company”) hereby announces that the shareholders of the Company approved all the proposals brought before the annual general meeting of shareholders scheduled for July 16, 2024 and adjourned to July 17, 2024 (the “Meeting”). At the Meeting, shareholders voted on seven proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on June 11, 2024. All proposals were approved by the requisite vote of the Company’s shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-277188); and Registration Statement on Form S-8 (File No. 333-280459), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: July 17, 2024	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

2